ASX/MEDIA RELEASE
  27 October 2005

Beijing Med-Pharm Licence
Upfront and milestone payments
BrachySilTM entry point for China

Global bio-nanotech company pSivida Limited (ASX:PSD, NASDAQ:PSDV, Xetra:PSI) is pleased to announce that it has signed a Licence with Beijing Med-Pharm Corporation (BJGP:PK) for the clinical development, marketing and distribution of pSivida’s lead product, BrachySilTM, in China.

Under the terms of the Licence, pSivida will manufacture BrachySilTM and Beijing Med-Pharm will be responsible for clinical development, securing regulatory approval, marketing and distribution in China. pSivida will retain manufacturing rights for BrachySilTM under the Licence. It is a condition of the licence that a Manufacturing and Supply Agreement for pSivida to supply BrachySilTM to Beijing Med-Pharm is concluded within 90 days.

The Licence includes upfront and milestone payments in excess of US$2 million and royalties ranging up to 30%, depending upon level of sales, payable to pSivida by Beijing Med-Pharm.

Beijing Med-Pharm is a US-based company with Chinese subsidiaries that offers an end-to-end solution to primarily Western pharmaceutical companies who wish to sell their products into the Chinese marketplace. In December 2004, Beijing Med-Pharm initiated the first ever purchase of a Chinese pharmaceutical distribution company by a foreign entity after it signed an agreement to purchase Beijing Wanwei Pharmaceutical Ltd., a pharmaceutical distributor covering the bulk of Beijing's hospitals.

BrachySilTM (32-P BioSilicon™) will enter a Phase IIb dose-profiling study shortly as a potential new treatment for primary liver cancer (also called hepatocellular carcinoma or HCC). China has the highest incidence of HCC in the world, with over 345,000 estimated new cases per annum (Globocan), representing 55% of total worldwide cases. Given the clinical proof of principle already established for BrachySilTM, focused programmes are being prepared to exploit its broader utility in other significant cancer indications, including inoperable pancreatic and secondary liver disease.

Gavin Rezos, CEO of pSivida said, “China is the world’s fastest growing market for pharmaceuticals with a large and steadily increasing incidence of the types of cancer that we believe BrachySilTM can effectively treat. Gaining entry into this market, through partners such as Beijing Med-Pharm, is an important part of pSivida’s global commercial strategy. This agreement clearly validates the commercial potential of the BrachySilTM product and technology, and will serve as a robust platform for further licensing agreements for BrachySilTM in other territories, including Europe and the United States”.

Martyn Greenacre, Chairman of Beijing Med-Pharm said, “BrachySilTM is a highly innovative product addressing a significant patient population in China and thus an important addition to our portfolio of products to be commercialized. The growing middle class in China allows for a growing and significant population with the ability to pay for medicines of this type”.

pSivida Limited recently announced that it had entered into a definitive merger agreement to acquire Control Delivery Systems, a US based drug delivery company with the potential to create a global bio-nanotech company specializing in drug delivery, with revenues from existing products and generating long-term value through its diversified late-stage product portfolio.

-ENDS-

Released by:

pSivida Limited Brian Leedman Investor Relations pSivida Limited Tel: + 61 8 9226 5099 brianl@psivida.com Beijing Med-Pharm Corporation Ben Austin Tel: +1 (917) 686-3979 baustin@beijingmedpharm.com	US Public Relations Beverly Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 943 1100 ext. 12 bjedynak@janispr.com	UK & Europe Public Relations Mark Swallow / Helena Podd Citigate Dewe Rogerson Tel: +44 (0)20 7638 9571 mark.swallow@citigatedr.co.uk

NOTES TO EDITORS:

pSivida Limited
pSivida is a global bio-nanotech company committed to the biomedical sector and the development of products in healthcare. The company’s focus is the development and commercialisation of a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™. As a new and exciting biocompatible material, BioSilicon™ offers multiple potential applications across the high growth healthcare sector, including controlled release drug delivery, targeted cancer therapies (including brachytherapy and localized chemotherapy), tissue engineering and orthopedics. Potential diagnostics applications are being developed through its subsidiary AION Diagnostics Limited.

pSivida owns the intellectual property rights to BioSilicon™ for use in or on humans and animals. The IP portfolio consists of 29 patent families, 34 granted patents and over 80 patent applications. The core patent, which recognises BioSilicon™ as a biomaterial was granted in the UK in 2000 and in the US in 2001.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and in Germany on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida’s shares also trade in the United Kingdom on the OFEX International Market Service (IMS) under the ticker symbol PSD. pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

The Company’s strategic partner and largest shareholder is the QinetiQ group, the largest science and technology company in Europe. QinetiQ is the former UK government Defence Evaluation Research Agency and was instrumental in discovering BioSilicon™. pSivida enjoys a strong relationship with QinetiQ having access to its cutting edge research and development facilities. For more information on QinetiQ visit www.qinetiq.com.

For more information, visit www.psivida.com

About Beijing Med-Pharm Corporation
Beijing Med-Pharm Corporation is a pharmaceutical marketing company that offers the following services in China through its wholly-owned subsidiary, Beijing Med-Pharm Market Calculating Co. Ltd.: pre-market entry analysis; clinical trial management; product registration; market research; and pharmaceutical marketing to physicians, hospitals and other healthcare providers.

In December 2004, Beijing Med-Pharm signed an agreement to purchase Beijing Wanwei Pharmaceutical Ltd., a pharmaceutical distributor covering the bulk of Beijing's hospitals. This is the first-ever purchase of a Chinese pharmaceutical distribution company by a foreign entity, permitted only after a December 2004 change in Chinese law. By adding this distributor to its existing sales and marketing services, upon completion of the acquisition, Beijing Med-Pharm will offer an unparalleled opportunity to reach China, the world's fastest-growing market.

For more information, visit www.beijingmedpharm.com

This document contains forward-looking statements that involve risks and uncertainties. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: our failure to develop applications for BioSiliconTM due to regulatory, scientific or other issues. Other reasons are contained in cautionary statements in the Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.